Esembly Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017 and 2016

Esembly Inc.

TABLE OF CONTENTS



To the Board of Directors of
Esembly Inc.
Brooklyn, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Esembly Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
July 5, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Esembly Inc.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,090	$ 9,546
Prepaid expenses	-	1,017
Inventory	572	2,521
Total Current Assets	2,662	13,084
Intangible assets - trademarks	3,390	2,195
TOTAL ASSETS	$ 6,052	$ 15,279
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accrued compensation payable	$ 15,000	$ -
Loans payable - related party	5,000	50,000
Note payable - related party, current portion	6,930	-
Total Current Liabilities	26,930	50,000
Long-Term Liabilities:		
Note payable - related party, net of current portion	40,344	-
Accrued expenses - services agreement	75,000	-
Total Long-Term Liabilities	115,344	-
Total Liabilities	142,274	50,000
Stockholders' Equity (Deficit):		
Common stock, $0.001 and $1 par value, 1,000,000 shares and 1 share authorized, 90,000 and zero shares issued and outstanding as of December 31, 2017 and 2016, all respectively.	90	-
Additional paid-in capital	29,910	-
Accumulated deficit	(166,222)	(34,721)
Total Stockholders' Equity (Deficit)	(136,222)	(34,721)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 6,052	$ 15,279

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Esembly Inc.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Sales, net	$ 5,206	$ -
Cost of goods sold	4,338	-
Gross profit	868	-
Operating Expenses:		
General & administrative	28,926	10,735
Research & development	25,139	22,486
Sales & marketing	75,085	1,500
Total Operating Expenses	129,150	34,721
Loss from operations	(128,282)	(34,721)
Other Expenses:		
Interest expense	(3,219)	-
Total Other Expenses	(3,219)	-
Income Before Income Tax	(131,501)	(34,721)
Provision for (Benefit from) Income Tax	-	-
Net Loss	$ (131,501)	$ (34,721)

Esembly Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at January 1, 2016	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	(34,721)	(34,721)
Balance at December 31, 2016	-	-	-	(34,721)	(34,721)
Conversion of related party loans to common stock	90,000	90	29,910	-	30,000
Net loss	-	-	-	(131,501)	(131,501)
Balance at December 31, 2017	90,000	$ 90	$ 29,910	$ (166,222)	$ (136,222)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Esembly Inc.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net Loss	$ (131,501)	$ (34,721)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease (increase) in prepaid expenses	1,017	(1,017)
Decrease (increase) in inventory	1,949	(2,521)
Increase in intangible assets	(1,195)	(2,195)
Increase in accrued compensation payable	15,000	-
Increase in long-term accrued expenses	75,000	-
Net Cash Used in Operating Activities	(39,730)	(40,454)
Cash Flows from Investing Activities		
Net Cash Used in Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from (paydowns of) loans payable - related party	(15,000)	48,500
Proceeds from note payable - related party	47,274	-
Net Cash Provided by Financing Activities	32,274	48,500
Net Change In Cash	(7,456)	8,046
Cash at Beginning of Period	9,546	1,500
Cash at End of Period	$ 2,090	$ 9,546
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 3,219	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion of related party loans to common stock	$ 30,000	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Esembly Inc. (the "Company") is a corporation formed on January 9, 2015 under the laws of the State of Delaware. The Company was originally named Indisposable Inc. and changed its name to Esembly Inc. on January 25, 2017. The Company designs and manufactures custom cotton infant reusable diapers, diaper-area skincare, laundry detergent, and reusable diapering accessories, with the intention of generating revenue through wholesale distribution and online direct to customer retail sales.

As of December 31, 2017, the Company has not commenced planned principal operations nor generated outside revenue. The Company's activities have consisted of formation activities, research and development, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash balances did not exceed federally insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $572 and $2,521 as of December 31, 2017 and 2016, respectively, consisted of detergents, and skincare creams, and balms. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Intangible Assets

The Company capitalizes costs related to obtaining and filing trademark applications and estimates an indeterminate useful life for its trademarks. As a result, the Company does not record amortization expense on its trademarks. Trademark costs totaling $3,390 and $2,195 were capitalized as of December 31, 2017 and 2016, respectively. The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2017 or 2016.

Accrued Expenses – Services Agreement

The Company incurs marketing expenses related to the services agreement described in Note 6, and records such expenses in the period they are incurred. The Company estimates the percentage of the total work completed under the agreement as of the end of each reporting period and reports long-term accrued expenses that reflect the prorated compensation due to the outside service provider, based on this estimate. Upon completion of the services agreement, compensation will be provided to the service provider in the form of a secured promissory note. The Company will reclassify the accrued expense balance to long-term notes payable when the services agreement is completed.

See Note 6 for a description of the services agreement and related secured promissory note.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue within 30 days of the date of shipment and recognizes revenue when the item has shipped. Revenues are net of returns and exclude sales tax. Cost of goods sold includes the cost of the cotton diapers, skincare creams and balms, laundry detergent, and other accessories, and freight charges.

Sales & Marketing

Sales and marketing costs are expensed as incurred and consisted entirely of brand development activities for the years ended December 31, 2017 and 2016. Total expenses related to sales and marketing were $75,085 and $1,500 for the years ended December 31, 2017 and 2016, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expenses related to research and development were $25,139 and $22,486 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $77,293 and $37,668 as of December 31, 2017 and 2016, respectively. The Company pays Federal and state income taxes and has used an effective blended rate of 38% to derive net tax assets of $63,589 and $13,193 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards, deferred compensation, and other temporary book to tax differences from tax basis to GAAP basis.

Esembly Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2017, the Company has not commenced planned principal operations nor generated outside revenue, and activities have consisted of those related to formation, research and development, and preparations to raise capital. The Company has not yet generated significant revenues or profits, has sustained net losses of $131,501 and $34,721 during the years ended December 31, 2017 and 2016, respectively, has an accumulated deficit of $166,222 and $34,721 as of December 31, 2017 and 2016, respectively, has current liabilities in excess of current assets of $24,268 as of December 31, 2017, and has limited available liquid assets as of December 31, 2017 with just $2,090 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 1 share of common stock with par value of $1 per share. The Company amended the certificate of incorporation on May 9, 2017 to authorize 1,000,000 shares of one class of common stock with a per share par value of $0.001. The Company had 90,000 and zero shares of common stock issued and outstanding as of December 31, 2017 and 2016, respectively.

Stock Issuances

In May 2017, the Company issued to its founders a total of 90,000 shares of common stock at $0.33 per share, in exchange for conversion of a $30,000 related party loan. The stock issuances were conducted under terms of a shareholder agreement that includes restrictions on transfer, and a Company repurchase option if certain triggering events occur, but contains no vesting provisions.

See Note 6 and Note 8 regarding other potentially equity affecting arrangements outstanding.

NOTE 5: RELATED PARTY TRANSACTIONS

Loans Payable – Related Party

The Company had loans payable to the founders of $5,000 and $50,000 as of December 31, 2017 and 2016, respectively. The loans payable amounts as of both December 31, 2017 and 2016 represent cash loaned to the Company outside of formal agreements, and without interest or repayment terms. Accrued interest at agreed upon rates ranging from 5% to 8.5% was paid on certain loans upon repayment during 2017. Interest expense related to the loans was $779 and $0 for the years ended December 31, 2017 and 2016, respectively. There was no accrued interest on the loans as of December 31, 2017 or 2016. As discussed in Note 4, $30,000 of these notes were converted to common stock during 2017.

Note Payable – Related Party

On July 1, 2017, the Company signed a promissory note as a guarantor to one of the founders for cash consideration received, totaling $50,000. The promissory note was issued by Diaper Kind, a company owned and operated by the founders of Esembly Inc., and was guaranteed by the Company and two founders of the Company, collectively the "Maker" of the note. Under an informal arrangement amongst the parties comprising the Maker of the note, Esembly received the cash consideration and is responsible for repayment of the note and accrued interest thereon.

The note bears interest of 10% per annum and requires payment of accrued interest monthly on or before the last day of each calendar month, for a 12-month term ending on June 30, 2018. Thereafter, monthly payments of principal and interest based upon a 3-year amortization schedule are required. All principal and accrued interest is due no later than June 30, 2021. Early payment of principal is permitted.

The balance of the related party note payable was $47,274 and $0 as of December 31, 2017 and 2016, respectively. Interest expense related to the loan was $2,440 and $0 for the years ended December 31, 2017 and 2016, respectively. There was no accrued interest on the note as of December 31, 2017 or 2016.

Sales Transactions – Related Party

All sales transactions conducted by the Company during 2017 were with Diaper Kind, a company owned and operated by the owners of Esembly Inc. Transactions were conducted at rates less than wholesale, and management estimates that such transactions were subject to a markup of approximately 20% over cost. Sales to related parties totaled $5,206 and $0 for the years ended December 31, 2017 and 2016, respectively. There were no accounts receivable related to such sales as of December 31, 2017 or 2016.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Services Agreement

On May 17, 2017, the Company entered into a services agreement with an outside service provider for brand development, marketing, design, and other creative services related to the launch of the Company, in accordance with approved "Estimates" or descriptive project documents. The agreement has an initial term of 1 year and may be renewed for successive 1-year periods by written agreement of the parties. Either party may terminate the agreement without cause with 60 days' prior written notice at any time during the term (early termination).

Pursuant to the services agreement, and in lieu of invoicing the Company for its services, the service provider will accept as compensation a cash fee of $150,000 in the form of a secured promissory note from the Company upon completion of the services agreement. The note is secured by the assets of the Company pursuant to a security agreement. In the event of early termination of the services agreement, the compensation will be prorated based on the percentage of the total work the service provider delivers to and is usable by the Company.

The secured promissory note bears interest equal to the prime rate (published in the Wall Street Journal on the calculation date) plus 2%; the interest rate is adjusted yearly on the anniversary date of the issuance of the note. Interest does not begin to accrue until the second anniversary of the issuance date of the note. Beginning on the two-year anniversary of the issuance date of the note, the Company is required to pay all accrued and unpaid interest on or before the first day of each calendar month. The note matures on the second anniversary of the date the first payment is due. Upon maturity, all outstanding principal and unpaid accrued interest is due and payable to the service provider. Early payment of principal is permitted.

The Company estimates that 50% of the services that will be provided under the services agreement were completed as of December 31, 2017. As such, the Company has recorded long-term accrued expenses and related marketing expenses of $75,000 as of and for the year ended December 31, 2017.

In connection with and contemporaneously with the issuance of the secured promissory note, the Company will enter into a security agreement with the service provider. Under the security agreement, the Company will grant to the service provider a security interest in and to all of the Company's personal property described in the security agreement, wherever located, whether used personally or in the operation of any business, now owned or after-acquired, additions and accessions to the property, and any proceeds of the property including, but not limited to, the items listed specifically in the security agreement.

Restricted Stock Grant

Upon completion of the services agreement, the Company will also grant and issue to the service provider shares of restricted common stock equal to 12.5% of the then outstanding number of shares of the Company's common stock under a restricted stock grant. The restricted stock grant is not identified as compensation in the services agreement; however, in the event of early termination of the agreement, the percentage of shares granted will be prorated based on the percentage of the total work the service provider delivers to and is usable by the Company.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet.

The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Esembly Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Amended Certificate of Incorporation

On March 22, 2018, the Company amended and restated the certificate of incorporation to authorize a total of 2,000,000 shares of common stock, consisting of 1,000,000 shares of Class A common stock and 1,000,000 shares of Class B common stock, both with a per share par value of $0.001. All voting rights of the Company are exercised by holders of Class A common stock, and Class B common stock are nonvoting shares.

Planned Stock Issuance

The Company plans to issue to one of its founders a total of 7,348 shares of Class A common stock at $17.01 per share, in exchange for conversion of a $50,000 related party loan and $75,000 in cash, for total consideration of $125,000. The planned stock issuance will be conducted under terms of a subscription agreement that includes restrictions on transfer, participation rights in new equity issuances, and board appointment rights, but contains no vesting provisions. The purchaser will have the opportunity to purchase that amount of securities in new offerings that will preserve the purchaser's percentage ownership as of the date the planned issuance is completed. The purchaser will have the right to designate one member of the five-member board of directors of the Company; appointment rights expire permanently if at any time the purchaser and its affiliates, in aggregate, own less than 1,175 shares of common stock of the Company.

The subscription agreement has not been finalized and the terms of the agreement are subject to change prior to issuance.

Management's Evaluation

Management has evaluated subsequent events through July 5, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.